UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 5)*

ProFrac Holding Corp.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

74319N100

(CUSIP Number)

Dan Wilks

Farris Wilks

17018 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Matthew D. Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,391,889 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,391,889 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,889 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Matthew D. Wilks is the Vice President of Investments of THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”) and THRC Management, LLC, a Texas limited liability company (“THRC Management”), and Executive Chairman of the Issuer.
(2)	This calculation is based on (i) 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 70,892,317 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 70,892,317 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,892,317 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	THRC Holdings owns (i) 70,849,573 shares of Class A Common Stock of Issuer and (ii) warrants to purchase 42,744 shares of Class A Common Stock. The general partner of THRC Holdings is THRC Management. Dan Wilks is the sole member of THRC Management.
(2)	This calculation is based on (i) 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023, and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 70,892,317 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 70,892,317 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,892,317 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	THRC Holdings owns (i) 70,849,573 shares of Class A Common Stock and (ii) warrants to purchase 42,744 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	This calculation is based on (i) 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023, and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 70,892,317 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 70,892,317 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,892,317 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	THRC Holdings owns (i) 70,849,573 shares of Class A Common Stock and (ii) warrants to purchase 42,744 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	This calculation is based on (i) 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023, and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 59,067,820 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 60,045,598 Shares of Class A Common Stock (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,045,598 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), owns 977,778 shares of Class A Common Stock, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), owns 58,241,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal) and Farris Wilks owns 826,376 shares of Class A Common Stock. FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
(2)	This calculation is based on 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Jo Ann Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 59,219,222 Shares of Class A Common Stock (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,219,222 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock and the Farris Trust owns 58,241,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
(2)	This calculation is based on 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS Farris and Jo Ann Wilks 2022 Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,241,444 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 58,241,444 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,241,444 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The Farris Trust owns 58,241,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
(2)	This calculation is based on 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS FARJO Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)	This calculation is based on 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023.

SCHEDULE 13D

CUSIP No. 74319N100

1.	NAMES OF REPORTING PERSONS FARJO Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)	This calculation is based on 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2022, as amended by Amendment No. 1 thereto filed with the SEC on July 7, 2022, Amendment No. 2 thereto filed with the SEC on November 28, 2022, Amendment No. 3 thereto filed with the SEC on January 30, 2023, and Amendment No. 4 thereto filed with the SEC on April 26, 2023 (collectively, the “Schedule 13D”) by the Reporting Persons relating to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of ProFrac Holding Corp. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), THRC Management, LLC, a Texas limited liability company (“THRC Management”), FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), Dan Wilks, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), Farris Wilks, Jo Ann Wilks and Matthew D. Wilks (collectively, the “Reporting Persons”) and relates to an aggregate of 132,329,804 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of ProFrac Holding Corp., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 333 Shops Boulevard, Suite 301, Willow Park, TX 76087.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)     This Schedule 13D is filed by Matthew D. Wilks, Dan Wilks, THRC Holdings, THRC Management, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks and the Farris Trust.

(b)     The business address of each of the Reporting Persons is 17018 IH 20, Cisco, TX 76437.

(c)     The principal occupation of each of Dan Wilks, Farris Wilks and Jo Ann Wilks, Matthew D. Wilks is self-employed investor. Matthew D. Wilks also serves as the Executive Chairman of the Issuer. THRC Holdings and FARJO Holdings are limited partnerships. THRC Management is a member-managed limited liability company. FARJO Management is a manager-managed limited liability company. The Farris Trust is an irrevocable trust.

(d)      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Matthew D. Wilks, Dan Wilks, Farris Wilks and Jo Ann Wilks is a citizen of the United States of America. THRC Holdings and FARJO Holdings are limited partnerships organized under the laws of the State of Texas. THRC Management and FARJO Management are limited liability companies organized under the laws of the State of Texas. The Farris Trust is an irrevocable trust organized under the laws of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The source of funds for THRC Holdings’ purchases of the shares of Class A Common Stock set forth on Schedule I was working capital of THRC Holdings. The Class A Common Stock held by Matthew D. Wilks were either purchased in the open market with personal funds or were grants made to Matthew D. Wilks by the Issuer pursuant to the Issuer’s long term incentive plan or other equity grant plans. The total amount of funds (including brokerage commissions) used by the Reporting Persons for the purchase of Class A Common Stock in the open market set forth on Schedule I is $21,380,975.39.

Matthew D. Wilks may be deemed to beneficially own the Class A Common Stock held by THRC Holdings and THRC Management, but Matthew D. Wilks disclaims beneficial ownership of any Class A Common Stock owned by THRC Holdings or THRC Management.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)	In aggregate, the Reporting Persons are the beneficial owners of 132,329,804 shares of Class A Common Stock, representing approximately 83.2% of the Issuer’s outstanding shares of Class A Common Stock. The percentage of beneficial ownership is based upon (i) 158,996,801 shares of Class A Common Stock outstanding as of May 8, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 12, 2023, and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

Matthew D. Wilks may be deemed to beneficially own the Class A Common Stock held by THRC Holdings and THRC Management, but Matthew D. Wilks disclaims beneficial ownership of any Class A Common Stock owned by THRC Holdings or THRC Management.

(b)   The number of shares of Class A Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Amendment.

(c)   Schedule I hereto sets forth all transactions since the most recent Schedule 13D the Reporting Persons filed with the SEC on April 26, 2023. The transactions set forth on Schedule 1 were effected on the open market.

Item 7.	Materials to be Filed as Exhibits.
Exhibit No.	Description
1	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 5, 2023.
2	Power of Attorney (Matthew D. Wilks), dated as of June 5, 2023.
3	Power of Attorney (Dan Wilks), dated as of April 19, 2023 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed with the SEC on April 26, 2023).
4	Power of Attorney (THRC Management, LLC, on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP), dated as of April 19, 2023 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed with the SEC on April 26, 2023).
5	Power of Attorney (Faris Wilks), dated as of April 19, 2023 (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D filed with the SEC on April 26, 2023).
6	Power of Attorney (Jo Ann Wilks), dated as of April 19, 2023 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D filed with the SEC on April 26, 2023).
7	Power of Attorney (Farris and Jo Ann Wilks Family Trust), dated as of April 19, 2023 (incorporated by reference to Exhibit 6 to the Reporting Persons’ Schedule 13D filed with the SEC on April 26, 2023).
8	Power of Attorney (FARJO Management, LLC, on behalf of itself and its wholly owned subsidiary, FARJO Holdings, LP), dated as of April 19, 2023 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D filed with the SEC on April 26, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2023

Farris and Jo Ann Wilks 2022 Family Trust
By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact
THRC Holdings, LP
By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

THRC Management, LLC
By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

FARJO Holdings, LP
By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

FARJO Management, LLC
By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact
*
Dan H. Wilks *
Farris C. Wilks
*
Jo Ann Wilks
*
Matthew D. Wilks

*By:	/s/ Javier Rocha
Javier Rocha, as Attorney-in-Fact

Schedule I

Transactions – Since last Schedule 13D

THRC Holdings, LP
Date	Transaction	Shares	Price Per Share
05/18/23	Purchase	329,403	$11.2955
05/19/23	Purchase	27,682	$11.8
05/19/23	Purchase	700	$11.795
05/19/23	Purchase	3,932	$11.79
05/19/23	Purchase	2,622	$11.785
05/19/23	Purchase	3,468	$11.78
05/19/23	Purchase	3,673	$11.77
05/19/23	Purchase	4,905	$11.765
05/19/23	Purchase	200	$11.76
05/19/23	Purchase	1,300	$11.755
05/19/23	Purchase	1,800	$11.745
05/19/23	Purchase	596	$11.73
05/19/23	Purchase	1,500	$11.725
05/19/23	Purchase	1,300	$11.7
05/19/23	Purchase	1,700	$11.695
05/19/23	Purchase	100	$11.68
05/19/23	Purchase	1,402	$11.675
05/19/23	Purchase	47,394	$11.65
05/19/23	Purchase	4,538	$11.645
05/19/23	Purchase	1,713	$11.64
05/19/23	Purchase	2,300	$11.635
05/19/23	Purchase	9,764	$11.63
05/19/23	Purchase	4,350	$11.625
05/19/23	Purchase	2,000	$11.62
05/19/23	Purchase	100	$11.6175

05/19/23	Purchase	2,609	$11.615
05/19/23	Purchase	1,100	$11.61
05/19/23	Purchase	4,915	$11.6
05/19/23	Purchase	803	$11.595
05/19/23	Purchase	2,204	$11.59
05/19/23	Purchase	300	$11.585
05/19/23	Purchase	43,681	$11.5
05/19/23	Purchase	4,000	$11.495
05/19/23	Purchase	2,315	$11.49
05/19/23	Purchase	600	$11.485
05/19/23	Purchase	13,864	$11.48
05/19/23	Purchase	1,587	$11.47
05/19/23	Purchase	104	$11.46
05/19/23	Purchase	103	$11.45
05/19/23	Purchase	571	$11.44
05/19/23	Purchase	900	$11.425
05/19/23	Purchase	800	$11.42
05/19/23	Purchase	100	$11.4
05/19/23	Purchase	500	$11.39
05/22/23	Purchase	15,666	$12
05/22/23	Purchase	31,283	$11.995
05/22/23	Purchase	200	$11.9925
05/22/23	Purchase	2,400	$11.99
05/22/23	Purchase	4,000	$11.985
05/22/23	Purchase	3,168	$11.98
05/22/23	Purchase	5,195	$11.975
05/22/23	Purchase	200	$11.9725
05/22/23	Purchase	2,087	$11.97
05/22/23	Purchase	1,720	$11.965
05/22/23	Purchase	600	$11.96

05/22/23	Purchase	832	$11.95
05/22/23	Purchase	400	$11.945
05/22/23	Purchase	400	$11.94
05/22/23	Purchase	1,429	$11.9
05/22/23	Purchase	3,553	$11.885
05/22/23	Purchase	100	$11.8825
05/22/23	Purchase	300	$11.875
05/22/23	Purchase	2,385	$11.87
05/22/23	Purchase	230	$11.865
05/22/23	Purchase	100	$11.86
05/22/23	Purchase	663	$11.8
05/23/23	Purchase	21,197	$12.5
05/23/23	Purchase	400	$12.495
05/23/23	Purchase	4,300	$12.48
05/23/23	Purchase	1,200	$12.475
05/23/23	Purchase	1,400	$12.47
05/23/23	Purchase	49,982	$12.46
05/23/23	Purchase	1,286	$12.45
05/23/23	Purchase	4,900	$12.44
05/23/23	Purchase	6,481	$12.43
05/23/23	Purchase	100	$12.425
05/23/23	Purchase	100	$12.415
05/23/23	Purchase	795	$12.41
05/23/23	Purchase	100	$12.405
05/23/23	Purchase	25,291	$12.4
05/23/23	Purchase	221	$12.395
05/23/23	Purchase	11,397	$12.39
05/23/23	Purchase	400	$12.388
05/23/23	Purchase	4,825	$12.385
05/23/23	Purchase	200	$12.3825

05/23/23	Purchase	4,483	$12.38
05/23/23	Purchase	277	$12.375
05/23/23	Purchase	503	$12.3725
05/23/23	Purchase	5,035	$12.37
05/23/23	Purchase	1,500	$12.365
05/23/23	Purchase	1,090	$12.36
05/23/23	Purchase	400	$12.355
05/23/23	Purchase	61,863	$12.35
05/23/23	Purchase	1,800	$12.345
05/23/23	Purchase	9,962	$12.34
05/23/23	Purchase	600	$12.3375
05/23/23	Purchase	10,901	$12.335
05/23/23	Purchase	11,656	$12.33
05/23/23	Purchase	2,420	$12.325
05/23/23	Purchase	11,489	$12.32
05/23/23	Purchase	1,136	$12.315
05/23/23	Purchase	28,902	$12.31
05/23/23	Purchase	252	$12.305
05/23/23	Purchase	23,076	$12.3
05/23/23	Purchase	200	$12.295
05/23/23	Purchase	10,103	$12.29
05/23/23	Purchase	4,543	$12.285
05/23/23	Purchase	6,980	$12.28
05/23/23	Purchase	3,000	$12.275
05/23/23	Purchase	1,672	$12.27
05/23/23	Purchase	900	$12.265
05/23/23	Purchase	2,693	$12.26
05/23/23	Purchase	2,100	$12.255
05/23/23	Purchase	900	$12.25
05/23/23	Purchase	1,900	$12.24

05/23/23	Purchase	2,734	$12.235
05/23/23	Purchase	16,300	$12.23
05/23/23	Purchase	300	$12.22
05/23/23	Purchase	700	$12.215
05/23/23	Purchase	300	$12.21
05/23/23	Purchase	172	$12.2
05/23/23	Purchase	100	$12.19
05/23/23	Purchase	100	$12.18
05/23/23	Purchase	100	$12.178
05/23/23	Purchase	300	$12.17
05/23/23	Purchase	100	$12.16
05/23/23	Purchase	499	$12.15
05/23/23	Purchase	240	$12.14
05/23/23	Purchase	100	$12.135
05/23/23	Purchase	100	$12.13
05/23/23	Purchase	100	$12.12
05/23/23	Purchase	100	$12.115
05/23/23	Purchase	100	$12.11
05/23/23	Purchase	200	$12.1
05/24/23	Purchase	25,163	$12.3
05/24/23	Purchase	1,400	$12.295
05/24/23	Purchase	12,953	$12.29
05/24/23	Purchase	1,342	$12.285
05/24/23	Purchase	3,888	$12.28
05/24/23	Purchase	2,417	$12.27
05/24/23	Purchase	17,486	$12.25
05/24/23	Purchase	1,935	$12.24
05/24/23	Purchase	876	$12.23
05/24/23	Purchase	959	$12.22
05/24/23	Purchase	1,457	$12.21

05/24/23	Purchase	3,294	$12.2
05/24/23	Purchase	1,002	$12.19
05/24/23	Purchase	225	$12.18
05/24/23	Purchase	2,248	$12.17
05/24/23	Purchase	89,445	$12.15
05/24/23	Purchase	9,254	$12.145
05/24/23	Purchase	8,305	$12.14
05/24/23	Purchase	1,500	$12.135
05/24/23	Purchase	9,727	$12.13
05/24/23	Purchase	1,334	$12.125
05/24/23	Purchase	8,466	$12.12
05/24/23	Purchase	1,322	$12.115
05/24/23	Purchase	4,833	$12.11
05/24/23	Purchase	1,667	$12.105
05/24/23	Purchase	2,536	$12.1
05/24/23	Purchase	1,400	$12.09
05/24/23	Purchase	684	$12.08
05/24/23	Purchase	350	$12.07
05/24/23	Purchase	200	$12.065
05/24/23	Purchase	5,000	$12.05
05/25/23	Purchase	22,742	$12.2
05/25/23	Purchase	200	$12.195
05/25/23	Purchase	700	$12.19
05/25/23	Purchase	700	$12.175
05/25/23	Purchase	3,573	$12.17
05/25/23	Purchase	701	$12.165
05/25/23	Purchase	280	$12.16
05/25/23	Purchase	1,100	$12.155
05/25/23	Purchase	2,415	$12.15
05/25/23	Purchase	200	$12.145

05/25/23	Purchase	2,100	$12.135
05/25/23	Purchase	1,083	$12.13
05/25/23	Purchase	210	$12.125
05/25/23	Purchase	800	$12.12
05/25/23	Purchase	500	$12.115
05/25/23	Purchase	1,420	$12.11
05/25/23	Purchase	878	$12.105
05/25/23	Purchase	32,207	$12.1
05/25/23	Purchase	300	$12.095
05/25/23	Purchase	489	$12.0925
05/25/23	Purchase	5,101	$12.09
05/25/23	Purchase	1,739	$12.085
05/25/23	Purchase	580	$12.08
05/25/23	Purchase	350	$12.075
05/25/23	Purchase	959	$12.07
05/25/23	Purchase	46,123	$12.05
05/25/23	Purchase	316	$12.04
05/25/23	Purchase	500	$12.03
05/25/23	Purchase	100	$12.02
05/25/23	Purchase	181,840	$12
05/25/23	Purchase	3,812	$11.995
05/25/23	Purchase	2,963	$11.99
05/25/23	Purchase	1,208	$11.985
05/25/23	Purchase	1,882	$11.98
05/25/23	Purchase	750	$11.975
05/25/23	Purchase	3,456	$11.97
05/25/23	Purchase	50	$11.965
05/25/23	Purchase	750	$11.96
05/25/23	Purchase	200	$11.955
05/25/23	Purchase	3,562	$11.95

05/25/23	Purchase	100	$11.94
05/25/23	Purchase	200	$11.93
05/25/23	Purchase	100	$11.925
05/25/23	Purchase	381	$11.91
05/25/23	Purchase	50	$11.9
05/25/23	Purchase	100	$11.898
05/25/23	Purchase	2,775	$11.89
05/25/23	Purchase	200	$11.885
05/25/23	Purchase	835	$11.88
05/25/23	Purchase	100	$11.875
05/25/23	Purchase	1,241	$11.87
05/25/23	Purchase	85	$11.86
05/25/23	Purchase	415	$11.85
05/25/23	Purchase	700	$11.84
05/25/23	Purchase	100	$11.835
05/25/23	Purchase	172,951	$11.75
05/25/23	Purchase	1,400	$11.745
05/25/23	Purchase	900	$11.74
05/26/23	Purchase	9,189	$11.7
05/26/23	Purchase	2,200	$11.66
05/26/23	Purchase	2,940	$11.65
05/26/23	Purchase	300	$11.645
05/26/23	Purchase	21,839	$11.6
05/26/23	Purchase	2,623	$11.59
05/26/23	Purchase	700	$11.585
05/26/23	Purchase	2,681	$11.58
05/26/23	Purchase	1,814	$11.57
05/26/23	Purchase	1,043	$11.56
05/26/23	Purchase	2,500	$11.555
05/26/23	Purchase	3,705	$11.55

05/26/23	Purchase	900	$11.545
05/26/23	Purchase	1,031	$11.54
05/26/23	Purchase	1,520	$11.53
05/26/23	Purchase	900	$11.525
05/26/23	Purchase	400	$11.52
05/26/23	Purchase	100	$11.518
05/26/23	Purchase	900	$11.515
05/26/23	Purchase	208	$11.505
05/26/23	Purchase	1,150	$11.5
05/26/23	Purchase	300	$11.495
05/26/23	Purchase	500	$11.49
05/26/23	Purchase	200	$11.47
05/26/23	Purchase	700	$11.465
05/26/23	Purchase	1,500	$11.46

Matthew D. Wilks
Date	Transaction	Shares	Price Per Share
05/18/23	Purchase	17,000	$11.2955